

July 29, 2013

Via E-mail

Cezar M. Froelich, Esq.
Shefsky & Froelich Ltd.
111 East Wacker Drive, Suite 2800
Chicago, IL 60601

> **Re: NTS Realty Holdings Limited Partnership**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed July 19, 2013**
> **File No. 5-86291**
> **Amended Preliminary Proxy Statement on Schedule 14A**
> **Filed July 19, 2013**
> **File No. 1-32389**

Dear Mr. Froelich:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. We note your response to comment four in our letter dated February 26, 2013. Please supplementally provide us with copies of the independent real estate advisory firm reports, the "internal documents" and the November 11, 2012 memorandum prepared by the management of the Managing GP. We may have further comment.

Proxy Statement

Summary Term Sheet

Position of the 13E-3 Filing Persons as to the Fairness of the Merger, page iii

2. Please revise to include the substantive and procedural fairness determination of NLP and the Managing GP in the summary and in the special factors section. If the board of the Managing GP is making the fairness determination on behalf of both entities, please revise to clarify.

Opinion of Financial Advisor, page iv

3. We note that Centerboard's opinion was delivered over seven months before the proposed date of the security holder meeting. Please disclose whether any material changes in the NLP's operations, performance or in any of the projections or assumptions upon which Centerboard based its opinion have occurred since delivery of the opinion or that are anticipated to occur before the security holder meeting.

Special Factors, page 1

Background of the Merger, page 1

4. Please revise to update this section since December 27, 2012.

Primary Benefits and Detriments of the Merger, page 29

5. We note your response to comment 18 in our letter dated February 26, 2013. Please revise to include the applicable disclosure as a detriment to unaffiliated shareholders; we note that you have included it in the sections that describe the benefits and detriments to affiliates.

Interests of Certain Persons in the Merger, page 31

6. If applicable, please revise to describe any interests or benefits in connection with NTS Development Company Management Agreement that are based on or are otherwise related to the merger.

Financing of the Merger, page 37

7. We note that the total amount of funds necessary to consummate the merger is anticipated to be approximately $33.6 million; however, Quince Associates has committed to loan only $32.1 million. Please revise to describe the source of funds for the remaining $1.5

million.

Please direct any questions to me at (202) 551-3411.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions